FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Resolutions adopted by the General Shareholders’ Meeting held on 27 March 2026

Item 1

MR. JAIME PÉREZ RENOVALES, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,

CERTIFY: That at the General Shareholders’ Meeting of this entity, validly held on 27 March 2026, the following resolutions were passed:

“1A To approve the annual accounts (balance sheet, profit and loss statement, statement of recognized income and expense, statement of changes in total equity, cash flow statement, and notes) and the management reports of Banco Santander, S.A. and of Grupo Santander for the financial year ended 31 December 2025, all drawn up in eXtensible HyperText Markup Language (XHTML) format, with the consolidated financial statements and the notes to the consolidated financial statements tagged using standard eXtensible Business Reporting Language (XBRL), in accordance with Directive 2004/109/EC and Delegated Regulation (EU) 2019/815.

1B To approve the consolidated statement of non-financial information for the financial year ended 31 December 2025, which is part of the consolidated directors’ report for said financial year and is included in the ‘Sustainability Statement’ chapter of the 2025 annual report.

The aforementioned chapter contains information on sustainability of Grupo Santander, in compliance with the Directive (EU) 2022/2464 as regards corporate sustainability reporting (CSRD), its implementing regulations and the European Sustainability Reporting Standards (ESRS), the EU 2017/C215/01 guidelines on non-financial reporting, and the European Taxonomy regulation; as well as in accordance with Law 11/2018, which remains in force until the referred directive is transposed into national law.

The Sustainability Statement shows Grupo Santander’s performance in 2025 in those environmental, social, and governance issues that have been identified as material (materiality being understood, for the purposes of the report, in accordance with the CSRD directive). The scope of the information in the Sustainability Statement is prepared on the same consolidated basis, using the same principles, accounting policies, and criteria as the financial statements and covers the relevant activities of Grupo Santander from 1 January to 31 December 2025.

1C To approve the corporate management for financial year 2025.

2A To approve the allocation of the separate results obtained by the Bank during financial year 2025 as follows:

Separate results obtained during financial year 2025 (profit)		EUR 11,113,251,675.00
Allocation	To Dividends	EUR 3,519,738,223.53
	Dividend paid prior to the date of the meeting(1)	EUR 1,698,679,417.78
	Final dividend(2)	EUR 1,821,058,805.75
	To Voluntary Reserves(3)	EUR 7,593,513,451.47

(1) Total amount paid as interim dividend, at a fixed rate of 11.5 euro cents per share entitled to receive the dividend.

(2) Fixed supplementary dividend of 12.5 euro cents gross per share entitled to receive the dividend, payable in cash from 5 May 2026. The total amount has been estimated assuming that, as a consequence of the partial implementation of the buyback programme announced on 3 February 2026, the number of outstanding shares of the Bank with dividend rights will be 14,568,470,446 and that, as planned, the capital increase submitted to this general meeting under item 6 C of the agenda will not be executed before 5 May 2026. Therefore, the total amount of the supplementary dividend may be lower if more shares than expected are acquired under the buyback program, or higher if fewer shares are acquired under the buyback programme or if the capital increase submitted to this general meeting under item 6 C of the agenda is executed before 5 May 2026.

(3) Estimated amount corresponding to a supplementary dividend of EUR 1,821,058,805.75. This figure will increase or decrease by the same amount by which the total amount of the final dividend is lower or higher, respectively, than the estimate of such final dividend.

2B

•	Reduction in share capital through the cancellation of own shares

It is hereby resolved to reduce the Bank’s share capital in the aggregate nominal value, subject to the maximum amount indicated below, represented by the shares, with a nominal value of fifty euro cents each, to be acquired through a share buyback programme (the “Programme”) addressed to all shareholders, which was approved by the board at its meeting held on 3 February 2026 and that is implemented pursuant to applicable legal provisions

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

and under the authorization for the acquisition of own shares granted by the ordinary general shareholders’ meeting held on 31 March 2023 under item 5 C of the agenda (the “General Meeting’s Authorization”). The maximum amount of the Programme is EUR 5,030 million and the maximum number of own shares to be acquired is 1,326,455,826 (the “MNOSA”). Accordingly, the maximum amount of the capital reduction will be EUR 663,227,913, which corresponds to the aggregate nominal value of the shares, each having a nominal value of fifty euro cents, to be acquired through the Programme, up to the stated maximum of 1,326,455,826 shares (the “Programme Reduction”).

•	Purpose of the Programme Reduction

The purpose of the Programme Reduction is to cancel own shares, contributing to the remuneration of the Bank’s shareholders by increasing earnings per share, which is inherent to the decrease in the number of shares. This reduction is a nominal or write-down reduction, as the implementation thereof does not entail a return of contributions to the shareholders.

•	Procedure, implementation period and reserves to which the Programme Reduction will be charged

The shares to be cancelled will be acquired pursuant to the General Meeting’s Authorization and in accordance with the applicable legal provisions on market abuse and securities market. Consequently, it will not be necessary to make a public takeover bid for shares of Banco Santander acquired under the Programme. The shares will be acquired in accordance with the price and volume conditions established under the applicable regulations.

Pursuant to section 340.3 of the Spanish Companies Act, if the Bank does not reach the maximum number of shares to be acquired under the Programme, the capital will be reduced by the nominal value corresponding to the number of shares actually acquired in this manner.

The own shares acquired by Banco Santander under the Programme will be cancelled within one month following the later of: (i) the approval of this resolution by the shareholders, (ii) the completion of the Programme, or (iii) the obtaining of the relevant regulatory authorizations. Therefore, the Programme Reduction must be implemented within that period.

The Programme Reduction will not entail the return of contributions to the shareholders, given that, at the time of implementation of the reduction, the Bank will be the owner of the shares to be cancelled.

The cancellation of own shares to implement the Programme Reduction will be booked to the reduction of share capital by an amount equivalent to the nominal value of the shares cancelled, and the excess, up to the price paid for their acquisition, will be funded from the share premium reserve or from other unrestricted reserves.

Furthermore, for purposes of section 335 of the Spanish Companies Act, it is hereby stated that at the time the Program Reduction is implemented, the board of directors may resolve to fund, from the share premium reserve or from another unrestricted reserve, a reserve for amortized capital in an amount equal to the nominal value of the cancelled shares, which may only be used subject to the same requirements as for a reduction in share capital. If this reserve is funded, pursuant to the provisions of section 335 (c) of the Spanish Companies Act, the creditors’ right of opposition set out in section 334 of said law will not apply. Likewise, the board of directors is authorized, before one year has elapsed or the next ordinary general meeting is held, whichever occurs first, to reclassify, in whole or in part, any reserve for amortized capital funded in execution of this capital reduction agreement, granting Banco Santander's creditors the right of opposition provided for in section 334 of the Spanish Companies Act, so that the corresponding amount may eventually be transferred to an unrestricted reserves account.

For purposes of the provisions of Section 411 of the Spanish Companies Act and in accordance with additional provision one of Law 10/2014 of 26 June on the organization, supervision and solvency of credit institutions, it is hereby stated for the record that, as the Bank is a credit institution and the other requirements set forth in the aforementioned additional provision are met, the consent of the bondholder syndicates for the outstanding debenture and bond issues is not required for the implementation of the Programme Reduction.

•	Update of legal reserve and voluntary reserves

The excess of the balance of the legal reserve account over an amount equal to 20% of the share capital arising after the implementation of the reduction will be reclassified to the voluntary reserves once the reduction in

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

capital becomes effective.

•	Delegation of powers

The board of directors is delegated the power to establish the terms and conditions of this resolution as to all matters not expressly provided for herein. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors:

(a)	To proceed with the implementation of the Programme Reduction and declare the approved Programme Reduction to be closed and executed, determining the cancellation of the shares acquired under the Programme.

(b)	To determine the reserves against which the excess of the price paid over the nominal value of the shares to be cancelled is to be charged, as well as the reserve provided for in section 335 of the Spanish Companies Act, should it resolves to allocate funds to it. Before one year has elapsed or the next ordinary general meeting is held, whichever occurs first, to reclassify, in whole or in part, any reserve for amortized capital funded in execution of this capital reduction agreement, granting Banco Santander's creditors the right of opposition provided for in section 334 of the Spanish Companies Act, so that the corresponding amount may eventually be transferred to an unrestricted reserves account.

(c)	To request and obtain from the competent regulators in each case such authorizations, consents or permits as may be necessary for the full implementation of the Programme Reduction.

(d)	To amend the article of the Bylaws relating to capital and the number of shares.

(e)	To take any actions, make any statements or engage in any formalities that may be required in relation to the provision of public information and any actions that may be required before the National Securities Market Commission and the Stock Exchanges on which the shares of Banco Santander are admitted to trading, as well as before the regulators and governing bodies of the markets on which the Bank shares are traded.

(f)	To publish such announcements as may be necessary or appropriate in relation to the Programme Reduction and take all actions necessary for the effective cancellation of the own shares referred to in this resolution.

(g)	To engage in such formalities and take such actions as are necessary and to submit to the competent bodies such documents as may be required such that, once the cancellation of the shares of Banco Santander and the execution of the corresponding capital reduction instrument and the registration thereof with the Commercial Registry have occurred, the cancelled shares will be excluded from trading through the Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and the corresponding book-entry records will be cancelled; and to make such requests and engage in such formalities and actions as may be necessary to exclude the cancelled shares from trading on any other stock exchanges or securities markets on which the Bank’s shares are or may be listed, in accordance with the procedures established on each such stock exchange or securities market, and to cancel the corresponding book-entry records.

(h)	To take such actions as may be necessary or appropriate to implement and formalize the Programme Reduction before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation, or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, all on the broadest terms thereof.

Pursuant to the provisions of section 249 bis.(l) of the Spanish Companies Act, the board of directors is expressly authorized to delegate in turn (with the power of substitution when appropriate) to the executive committee and/or to any director with delegated powers, all delegable powers referred to in this resolution, and all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

Furthermore, and in relation to the General Meeting’s Authorization, and to any other authorization that may hereafter replace it, it is hereby stated that the shares cancelled pursuant to this resolution are excluded from the calculation corresponding to the aforementioned authorizations.

2C

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

•	Reduction in share capital through the cancellation of own shares

It is hereby resolved to reduce the share capital of the Bank by up to a maximum amount of EUR 734,465,975, which is equal to 10% of the share capital of the Bank as of the date of this proposal, once rounded down to the nearest multiple of the nominal value per unit of the share, corresponding to a maximum of 1,468,931,950 shares having a nominal value of fifty euro cents each, through the cancellation of the own shares acquired by Banco Santander under the current authorization to acquire own shares approved by the ordinary general shareholders’ meeting of 31 March 2023 under item 5 C of the agenda (the “General Meeting’s Authorization”), any other resolution that may hereafter replace it, or any resolution of the shareholders relating to the acquisition of own shares, all pursuant to the provisions of applicable law and regulations and after obtaining any relevant regulatory approvals (the “Capital Reduction”).

•	Implementation period

The period for implementation of this resolution shall be the shorter of (i) one year or (ii) the date of the next ordinary general meeting, and this resolution shall be deprived of effect to the extent of the Capital Reduction not implemented by the end of such period.

During the effective period of the authorization, the Capital Reduction may be implemented in whole or in part in the manner and on the occasions that the board of directors (or, by delegation thereof, the executive committee and/or any director with delegated powers), deems most appropriate, within the limits established in this resolution and by law. Notwithstanding the foregoing, if the board of directors (with express powers of substitution to the executive committee or any director with delegated powers) does not consider it advisable to implement the Capital Reduction within the aforementioned period in consideration of market conditions, the Bank’s situation or those arising from any significant social or economic fact or event, it may submit to the shareholders a proposal to revoke the resolution.

The Capital Reduction shall also be deprived of all effect if the board of directors, or by substitution, the executive committee or any director with delegated powers, does not exercise the powers delegated thereto within the period set by the shareholders for the implementation thereof, in which case this shall be reported to the shareholders at the next general meeting to be held.

•	Final amount

The final amount of the Capital Reduction shall be set by the board of directors or, by delegation, by the executive committee and/or any director with delegated powers, within the maximum limit set forth above, based on the final number of own shares that the board of directors (or, by delegation, the executive committee and/or any director with delegated powers) cancels pursuant to the provisions of this resolution.

•	Purpose of the Capital Reduction

The purpose of the Capital Reduction is to cancel own shares, such as those that may be acquired within the framework of the shareholder remuneration policy, or in the framework of other buybacks, including those carried out as part of the target announced in 2025 to allocate at least EUR 10,000 million to buybacks to distribute excess CET1 capital. All this contributes to the increase of the shareholder remuneration through the increase in the earnings per share, inherent to the decrease in the number of shares. This reduction is a nominal or write-down reduction, as the implementation thereof will not entail a return of contributions to the shareholders.

•	Reserves to which the Capital Reduction will be charged

The cancellation of own shares to implement the Capital Reduction will be booked to the reduction of share capital by an amount equivalent to the nominal value of the shares cancelled, and the excess, up to the price paid for their acquisition, will be charged against the share premium reserve or against other unrestricted reserves accounts.

Furthermore, for purposes of section 335 of the Spanish Companies Act, it is hereby stated that at the time the Capital Reduction is implemented, the board of directors may resolve to fund a reserve for amortised capital in an amount equal to the nominal value of the cancelled shares, which may only be used subject to the same requirements as for a reduction in share capital, and which may be funded from the share premium reserve, subject to obtaining the corresponding regulatory approval, or from another unrestricted reserve. Pursuant to

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

section 335 (c) of the Spanish Companies Act, if such a reserve were to be funded, the creditors’ right of opposition set out in section 334 of said law shall not apply. Likewise, the board of directors is authorized, before one year has elapsed or the next ordinary general meeting is held, whichever occurs first, to reclassify, in whole or in part, any reserve for amortized capital funded in execution of this capital reduction agreement, granting Banco Santander's creditors the right of opposition provided for in section 334 of the Spanish Companies Act, so that the corresponding amount may eventually be transferred to an unrestricted reserves account.

For purposes of the provisions of section 411 of the Spanish Companies Act and in accordance with additional provision one of Law 10/2014 of 26 June on the organization, supervision and solvency of credit institutions, it is hereby stated that, as the Bank is a credit institution and the other requirements set forth in the aforementioned additional provision are met, the consent of the bondholder syndicates for the outstanding debenture and bond issues is not required for the implementation of the Capital Reduction.

•	Update of legal reserve and voluntary reserves

The excess of the balance of the legal reserve account over an amount equal to 20% of the share capital arising after the implementation of the reduction will be reclassified to the voluntary reserves once the reduction in capital becomes effective.

•	Delegation of powers

To delegate to the board of directors the power to establish the terms and conditions of this resolution as to all matters not expressly provided for herein. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors:

(a)	To determine the number of shares to be cancelled in each implementation, with the power to resolve to refrain from implementing the resolution in whole or in part if no acquisition of own shares for cancellation ultimately occurs or if, the shares having been acquired, it is advisable to refrain from doing so in the corporate interest due to market conditions, the Bank’s situation or any significant social or economic condition. All of the foregoing shall be reported to the shareholders at the general meeting.

(b)	To declare executed each of the implementations of the Capital Reduction to be finally approved, setting, where appropriate, the final number of shares to be cancelled in each implementation, and therefore the amount by which the share capital of Banco Santander must be reduced in each implementation, all subject to the limits established in this resolution.

(c)	To determine the reserves against which the excess of the price paid over the nominal value of the shares to be cancelled is to be charged, as well as the reserve provided for in section 335 of the Spanish Companies Act, should it resolves to allocate funds to it. Before one year has elapsed or the next ordinary general meeting is held, whichever occurs first, to reclassify, in whole or in part, any reserve for amortized capital funded in execution of this capital reduction agreement, granting Banco Santander's creditors the right of opposition provided for in section 334 of the Spanish Companies Act, so that the corresponding amount may eventually be transferred to an unrestricted reserves account.

(d)	To request and obtain from the competent regulators in each case such authorizations, consents or permits as may be necessary for the full implementation of the Capital Reduction.

(e)	To amend the article of the Bylaws relating to capital and the number of shares.

(f)	To take any actions, make any statements or engage in any formalities that may be required in relation to the provision of public information and any actions that may be required before the National Securities Market Commission and the Stock Exchanges on which the shares of Banco Santander are admitted to trading, as well as before the regulators and governing bodies of the markets on which the Bank’s shares are traded.

(g)	To publish any announcements that may be necessary or appropriate in relation to the Capital Reduction and each implementation thereof and carry out all actions necessary for the effective cancellation of the own shares referred to in this resolution.

(h)	To carry out all necessary formalities and actions and to submit any required documents to the competent bodies so that, once the cancellation of the shares of Banco Santander has taken place and the corresponding

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

capital reduction deed has been granted and registered with the Commercial Registry, the cancelled shares will be excluded from trading through the Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and the related book-entry records will be cancelled; and to request and complete any formalities and actions required to exclude the cancelled shares from trading on any other stock exchanges on which the Bank’s shares are or may be listed, in accordance with the procedures established in each such stock exchange, and to cancel the related book-entry records.

(i)	To carry out any action that may be necessary or appropriate to implement and formalize the Capital Reduction before any public or private entities or authorities, whether in Spain or abroad, including actions for purposes of statement, supplementation, or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, all on the broadest terms thereof.

Pursuant to the provisions of section 249 bis.(l) of the Spanish Companies Act, the board of directors is expressly authorized to delegate in turn (with the power of substitution when appropriate) to the executive committee and/or to any director with delegated powers, all delegable powers referred to in this resolution, and all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

Furthermore, and in relation to the General Meeting’s Authorization, and to any other authorization that may hereafter replace it, it is hereby stated that the shares cancelled pursuant to this resolution are excluded from the calculation corresponding to the aforementioned authorizations.

3A To re-elect PricewaterhouseCoopers Auditores, S.L., with registered office in Madrid at Paseo de la Castellana, nº 259 B, with Tax ID Code B-79031290 and registered in the Official Registry of Auditors of Accounts (Registro Oficial de Auditores de Cuentas) of the Accounting and Audit Institute (Instituto de Contabilidad y Auditoría de Cuentas) of the Ministry of Economy, Commerce and Business under number S0242, as external auditor for the audit of the annual accounts and of the directors’ report of Banco Santander and of Grupo Santander for financial year 2026.

3B To appoint PricewaterhouseCoopers Auditores, S.L., with registered office in Madrid at Paseo de la Castellana, nº 259 B, with Tax ID Code B-79031290 and registered in the Official Registry of Auditors of Accounts (Registro Oficial de Auditores de Cuentas) of the Accounting and Audit Institute (Instituto de Contabilidad y Auditoría de Cuentas) of the Ministry of Economy, Commerce and Business under number S0242, as the verifier of sustainability information for financial year 2026. This appointment is subject to it being necessary or possible under the applicable legislation. As Directive (EU) 2022/2464 has not yet been transposed into Spanish law to date, the board of directors is expressly authorized to interpret, develop, supplement and adapt this resolution to the requirements that may be legally necessary for its effectiveness, including those that may arise from the final wording of the legislation transposing the aforementioned Directive into Spanish law or from the adoption of future regulatory amendments.

4A To set the number of directors at 15, which is within the maximum and the minimum established by the Bylaws.

4B To appoint Ms Deborah Stern Vieitas as a director, with the classification of independent director, for the Bylaw-mandated period of 3 years.

4C To re-elect Ms Sol Daurella Comadrán as a director, with the classification of independent director, for the Bylaw-mandated period of 3 years.

4D To re-elect Ms Gina Díez Barroso Azcárraga as a director, with the classification of independent director, for the Bylaw-mandated period of 3 years.

4E To re-elect Mr Juan Carlos Barrabés Cónsul as a director, with the classification of independent director, for the Bylaw-mandated period of 3 years.

4F To re-elect Mr Antonio Francesco Weiss as a director, with the classification of independent director, for the Bylaw-mandated period of 3 years.

5A To approve, pursuant to the provisions of section 529 novodecies of the Spanish Companies Act, the directors’ remuneration policy of the Bank for financial years 2026, 2027 and 2028, the text of which appears in sections 6.4

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

and 6.5 of the “Corporate governance” chapter of the consolidated directors’ report included in the 2025 annual report, which has been made available to the shareholders within the framework of the call to the general meeting and which also includes, among other things, the fixed annual amount of the remuneration of the Bank’s directors in their capacity as such and the eleventh cycle of the deferred multiyear objectives variable remuneration plan in relation to the executive directors.

5B To approve a maximum ratio of 200% between the variable and fixed components of the total remuneration of the executive directors and of certain employees belonging to categories with professional activities that have a material impact on the risk profile of the Group upon the terms set forth below:

•	Number of affected persons: 944 members of the Corporate Identified Staff of Grupo Santander, as well as 11 persons from TSB Banking Group plc and its subsidiaries and 56 persons from Webster Financial Corporation (or its successor or replacement as a result of the process of redomiciliation of that company in the State of Virginia, United States of America) and its subsidiaries, who are expected to join the Corporate Identified Staff as a result of the acquisitions of those two entities, announced on 1 July 2025 and 3 February 2026, respectively, subject to compliance with the relevant conditions to which such acquisitions are subject, as itemized in the Exhibit to the detailed recommendation prepared by the board of directors, and up to 50 additional beneficiaries, up to a total maximum of 1,061 persons.

The beneficiaries of this resolution include the executive directors of Banco Santander and other employees of the Bank or other companies of the Group belonging to the “Corporate Identified Staff”, i.e. to categories with professional activities that have a material impact on the risk profile of the Bank or of the Group, including senior executives, risk-taking employees or employees engaged in control functions, as well as other workers whose total remuneration places them within the same remuneration bracket as that of the foregoing categories. However, it is noted that the categories of staff who engage in control duties are generally excluded from the scope of this resolution. The members of the Corporate Identified Staff have been selected pursuant to section 32.1 of Law 10/2014 of 26 June on the organization, supervision and solvency of credit institutions and the criteria established in Commission Delegated Regulation (EU) 2021/923 of 25 March 2021, supplementing Directive 2013/36/EU of the European Parliament and of the Council with regard to regulatory technical standards setting out the criteria to define managerial responsibility, control functions, material business units and a significant impact on a material business unit’s risk profile, and setting out criteria for identifying staff members or categories of staff whose professional activities have an impact on the institution’s risk profile that is comparably as material as that of staff members or categories of staff referred to in section 92(3) of that Directive.

•	Grant of powers

Without prejudice to the provisions of item 7 of the agenda or to the powers of the board of directors in remuneration matters, the board is hereby authorized to implement this resolution, with the power to elaborate, as necessary, on the content hereof and that of the agreements and other documents to be used or adapted for such purpose. Specifically, and merely by way of example, the board of directors shall have the following powers:

(a)	To determine any modifications that should be made in the group of Corporate Identified Staff members that benefit from the resolution, including, where applicable, those from the TSB Banking Group plc and Webster Financial Corporation and their respective subsidiaries who may join that group following the acquisition of those entities by Grupo Santander, within the maximum limit established by the shareholders at the general meeting, as well as the composition and amount of the fixed and variable components of the total remuneration of said persons.

(b)	To approve the basic content of the agreements and of such supplementary documentation as may be necessary or appropriate.

(c)	To approve such notices and supplementary documentation as may be necessary or appropriate to file with the European Central Bank, Banco de España or any other public or private entity.

(d)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorization or verification.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(e)	To interpret the foregoing resolutions, with powers to adapt them when duly justified, without affecting their basic content (and, therefore, without exceeding the 200% limit or the maximum number of beneficiaries), to the circumstances that may arise at any time, including any regulations, or provisions or recommendations from supervisory bodies that may prevent their implementation upon the terms approved or that may require the adjustment thereof.

(f)	In general, to take any actions and execute such documents as may be necessary or appropriate.

Pursuant to the provisions of section 249 bis.(l) of the Spanish Companies Act, the board of directors is expressly authorized to delegate in turn (with the power of substitution when appropriate) to the executive committee and/or to any director with delegated powers, all delegable powers referred to in this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

The Bank shall communicate the approval of this resolution to all Group companies engaging executives or employees belonging to the Corporate Identified Staff and who are beneficiaries of this resolution, without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the remuneration policy with respect to those executives and employees and, if applicable, to adjust such policy to regulations or to the requirements of competent authorities in the respective jurisdiction, or to compliance with the obligations that bind them for such purpose.

5C To authorize the (immediate or deferred) delivery of shares of the Bank within the framework of the application of the Group’s buyout regulations which have been approved by the board of directors of the Bank following a proposal of the remuneration committee, all of the above insofar it constitutes a remuneration system that includes the delivery of shares of the Bank or of rights thereon or that is linked to the value of the shares, and that may include executive directors among its beneficiaries.

Such buyout regulations are an instrument to be selectively used in the engagement of executives or employees who, as a result of accepting a job offer from the Bank (or from other Group companies), lose the right to receive certain variable remuneration from their previous company. Therefore, these rules, which take into account the regulations and recommendations that apply to the Bank, allow for the maintenance of certain flexibility to be able to attract the best talent and to be fair with respect to the loss of rights that an executive or employee incurs due to joining the Group, given that the conditions of the buyout take into account those that applied to the remuneration the loss of which is compensated for.

The maximum number of shares that may be delivered under this resolution is a number such that, multiplying the number of shares delivered (or recognized) on each occasion by the average weighted daily volume of the average weighted listing prices of the Santander shares for the 30 trading sessions prior to the date on which they are delivered (or recognized), does not exceed the amount of EUR 40 million.

The authorization granted hereby may be used to undertake commitments to deliver shares or of rights thereon in relation to the engagements that occur during financial year 2026 and during financial year 2027, until the ordinary general shareholders’ meeting is held in 2027.

6A

I.	Revocation of prior authorization

To rescind and deprive of effect, to the extent unused, the authorization granted pursuant to resolution 5 A (Section II) approved at the ordinary general shareholders’ meeting of 22 March 2024.

II.	New authorization

To again authorize the board of directors, as broadly as may be necessary under the law:

(i)	so that it can increase the share capital of Banco Santander pursuant to the provisions of section 297.1.b) of the Spanish Companies Act:

–	on one or more occasions and at any time, within a period of 3 years from the date of this meeting;

–	by the maximum amount of EUR 3,672,329,875.50;

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

–	through the issue of new shares (with or without a premium);

–	with cash contributions as consideration for the new shares to be issued;

–	with the ability to set the terms and conditions of the capital increase and the characteristics of the shares, as well as to freely offer the new shares unsubscribed during the pre-emptive subscription period or periods, and to establish that, in the case of an incomplete subscription, the capital shall be increased only by the amount of subscriptions made;

(ii)	to amend the article of the Bylaws relating to share capital and the number of shares;

(iii)	to exclude, in whole or in part, pre-emptive rights upon the terms of section 506 of the Spanish Companies Act. This power shall be limited to capital increases carried out under this authorization which, individually or in the aggregate, represent up to a maximum amount of EUR 734,465,975 (equivalent to 10% of the current share capital of the Bank, once rounded down to the nearest multiple of the nominal value per share); and

(iv)	to delegate (with the power of substitution, when appropriate) to the executive committee or to any director with delegated powers, those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted.

•	Calculation of the authorization and convertible debentures

Within the available limit of the maximum amount of EUR 3,672,329,875.50 authorized under this resolution, the nominal value of any capital increases that may be carried out, where applicable and for the purpose of providing for the conversion of debentures, pursuant to resolution 6 B (Section II) on the agenda for approval at this annual general shareholders’ meeting or, in case such resolution was not approved, pursuant to resolution 5 D (second paragraph) adopted by the ordinary general shareholders’ meeting of 31 March 2023 or under any other resolution on the same matter that may subsequently be approved by the general meeting, shall be deemed to form part of this limit.

•	Issue of CoCos and maximum limit

For the purpose of calculating the available limit for the total or partial exclusion of pre-emptive subscription rights (capital increases which, individually or in the aggregate, represent 10% of the Bank’s current share capital), perpetual issues or issues without a conversion and/or redemption date, whose conversion is contingent and intended to meet regulatory capital requirements for the eligibility of the issued securities as capital instruments under the solvency regulations in force at any given time (“CoCos”), where pre-emptive subscription rights are excluded and which may be issued under resolution 6 B (paragraph II) on the agenda for approval at this annual general shareholders’ meeting, or, if not approved, under resolution 5 D (second paragraph) adopted at the general shareholders’ meeting held on 31 March 2023, or under any other resolution on the same matter that may subsequently be adopted by the general meeting, will not be counted. In accordance with the provisions of Additional Provision Fifteen of the Spanish Companies Act, any capital increases carried out to provide for the conversion of such CoCos issues, where pre-emptive subscription rights are excluded, shall be subject to the general limit of 50% of the Bank’s share capital.

6B

I.	Revocation of prior authorization

To rescind and deprive of effect, to the extent unused, the authorization granted pursuant to resolution 5 D (second paragraph) of the ordinary general shareholders’ meeting of 31 March 2023.

II.	New authorization

To again authorize the board of directors, as broadly as may be necessary under the law:

(i)	to issue, as provided in the general regime for the issuance of debentures and pursuant to the provisions

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

of section 319 of the Regulations of the Commercial Registry:

–	debentures, bonds, preferred shares and other fixed-income securities or debt instruments of a similar nature, in any of the forms admitted by law, and that are convertible into shares of the Bank, including warrants or other similar securities that may provide a direct or indirect entitlement to subscribe for shares of the Bank, to be settled by physical delivery or set-off;

–	on one or more occasions and at any time, within a period of 5 years from the date of this meeting; and

–	in the maximum amount of EUR 10,000 million or its equivalent in another currency, taking into account for the calculation of that limit in the case of warrants the sum of the premiums of the warrants under each issuance approved pursuant to this authorization (or in the case of warrants payable by physical delivery, the sum of premiums and exercise prices);

(ii)	to determine any terms and conditions of each issuance that may be approved, including, by way of illustration and without limitation, its amount, in each case within the overall quantitative limit referred to above; the place of issuance —domestic or foreign— and the currency and, if it is foreign, the equivalent thereof in euros; the denomination, whether bonds (bonos), debentures (obligaciones), preferred interests (participaciones preferentes) or any other denomination permitted by law (including equity instruments among those contemplated by sections 51 to 55 or 62 to 65 of Regulation (EU) nº 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms; the issuance date(s); whether the securities are mandatorily, contingently or voluntarily convertible, and if voluntarily, whether at the option of the holder of the securities or the issuer; the interest rate, dates and procedures for payment of the coupon; whether they are to be callable or not (including, if applicable, the possibility of redemption by the issuer) and, if applicable, the redemption period and events of redemption (in whole or in part), whether they are to be with or without a maturity date and, in the former case, the maturity date; the type of repayment, premiums and tranches; guarantees, including mortgages; form of representation, whether certificated or as book entries; the number of securities and the nominal value thereof (which, in the case of convertible securities, shall not be less than the nominal value of the shares); the pre-emptive rights, if any, and the subscription procedure; the applicable law, whether domestic or foreign; the application, if any, for admission to trading on official or unofficial, organized or unorganized, domestic or foreign secondary markets or trading venues of the securities that are issued in compliance with the requirements in each case established by applicable laws and regulations; and, in general, any other condition applicable to the issuance (the foregoing list of powers hence being descriptive and not exhaustive). Furthermore, the board of directors is authorized, where applicable, to appoint the examiner (comisario) and to approve the basic rules that are to govern the legal relations between the Bank and the syndicate, if any and allowed, of holders of the issued securities; as well as to designate and, if necessary, removing all persons or entities who must participate in the issuances, including but not limited to placement entities or listing and payment agents, and to formalize such contracts, agreements or other documents as may be necessary with those entities, establishing their fees or the terms of their remuneration;

(iii)	to determine, in each case, the redemption terms of the securities issued pursuant to this authorization, including the power to use, to the extent applicable, the redemption means referred to in section 430 of the Spanish Companies Act or any other means that may be appropriate; and whenever it deems appropriate, and subject to the necessary official authorizations being obtained as well as, if required, approval at the meetings of the respective syndicates or bodies representing the holders of the securities, to modify the conditions for repayment of the securities issued and the maturity thereof, as well as the interest rate, if any, of those included in each issuance made pursuant to this authorization;

(iv)	within the scope of the provisions of sections 308, 417 and 511 of the Spanish Companies Act, to totally or partially exclude the pre-emptive rights of the shareholders when such exclusion is required to obtain funds in international markets, for the use of bookbuilding techniques, or when it is in any other manner justified by Banco Santander’s interest within the framework of a specific issuance of convertible securities. In the event that this power is exercised, the board of directors must prepare, at the time of

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

approving the issuance and in accordance with applicable law, a report detailing the specific reasons of corporate interest that justify such measure, which may be subject to the corresponding report of an independent expert (other than the Bank’s external auditor) appointed by the Commercial Registry, when voluntarily requested by the Bank or required pursuant to applicable law, as provided in sections 414, 417 and 511 of the Spanish Companies Act. The directors’ report and any independent expert’s report shall be made available to the shareholders and communicated to them at the first general meeting held after the adoption of the issuance resolution, and they shall be immediately included on the Bank’s corporate website;

(v)	to increase the share capital by the amount necessary to meet requests for conversion of the convertible securities issued pursuant to this authorization. The board of director may exercise this power to the extent that the aggregate amount of the capital increase resolved to cover the issuance of convertible debentures and, where applicable, any other capital increases that may have been resolved pursuant to authorizations granted by the general meeting does not exceed the limit of one half of the share capital amount provided for in section 297.1.b) of the Spanish Companies Act, or 10% of such total share capital amount where, in the issuance of the convertible securities, shareholders’ pre-emptive subscription rights are excluded. This authorization to increase capital includes the authority to issue and float, on one or more occasions, the shares representing such capital that are necessary to implement the conversion, as well as to approve a new wording of the article of the Bylaws relating to the amount of share capital and, if applicable, to rescind the portion of such increase in capital that was not needed for a conversion into shares; and

(vi)	to apply, when appropriate, for admission to trading on secondary markets or official or unofficial trading venues, whether organized or not, in Spain or abroad, of the securities issued pursuant to this authorization, authorizing the board of directors to carry out any filings and actions necessary for their admission to listing before the competent authorities of the various domestic or foreign securities markets.

At subsequent general shareholders’ meetings held by the Bank, the board of directors shall inform the shareholders of the use made of this authorization.

•	Conversion bases and terms and conditions

The following standards are established for purposes of determining the bases and terms and conditions for the conversion of convertible securities that are issued pursuant to this authorization:

(i)	Securities issued pursuant to this resolution shall be convertible into new shares of the Bank in accordance with a conversion ratio that may be fixed (determined or determinable) or variable (in which case, it may include maximum and/or minimum limits on the conversion price), with the board of directors being authorized to determine whether they are mandatorily, contingently or voluntarily convertible and, where they are voluntarily convertible, to establish in the issuance resolution whether conversion is at the option of the holder or the issuer, with what frequency and for what maximum period (which may not exceed 50 years from the date of issuance). The aforementioned maximum period shall not apply to perpetual convertible securities.

(ii)	In the case of a fixed conversion ratio, for purposes of the conversion, the fixed-income securities shall be valued at their nominal amount and the shares shall be valued at the exchange rate determined in the resolution of the board of directors making use of this authorization, or at the exchange rate determinable on the date or dates specified in the resolution of the board, and based on the listing price of the Bank’s shares on the Stock Exchange on the date(s) or during the period(s) taken as a reference in such resolution, with or without a premium or with or without a discount. In any case, the exchange rate may not be lower than the higher of: (a) the average (whether arithmetic or weighted) exchange rate for the shares on the Continuous Market of the Spanish Stock Exchanges, based on closing prices, average prices or other listing reference, during a period to be determined by the board that shall not be greater than three months nor less than three calendar days, and which shall end no later than the day prior to the adoption by the board of the resolution providing for the issuance of the reference securities; and (b) the exchange rate for the shares on such Continuous Market according to the closing price on the day preceding the day of adoption of such issuance resolution.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(iii)	In the case of a variable conversion ratio, the price of the shares for purposes of the conversion shall be the average (whether arithmetic or weighted) of the closing prices, average prices or other listing reference for the shares of Banco Santander on the Continuous Market during a period to be determined by the board of directors, which shall not be greater than three months nor less than three calendar days, and which shall end no later than the day preceding the conversion date, with a premium or a discount, as applicable, applied to such price per share. The premium or discount may be different for each conversion date under each issuance (or under each tranche of an issuance, if any), provided, however, that if a discount is set on the price per share, such discount may not be greater than 30%. Additionally, a minimum and/or maximum reference price may be set for the shares for purposes of the conversion thereof upon the terms established by the board.

(iv)	If the issuance is convertible and exchangeable, the board may also provide that the issuer reserves the right to choose at any time between conversion into newly-issued shares or exchange for outstanding shares, specifying the nature of the shares to be delivered at the time of the conversion or exchange, and may also choose to deliver a combination of newly-issued shares and pre-existing shares. In any event, Banco Santander must respect equality of treatment among all of the holders of the fixed-income securities that are converted or exchanged on the same date.

(v)	Upon conversion, the fractional shares that may need to be delivered to the holder of the debentures shall be rounded by default to the immediately lower whole number. The board shall decide whether any difference that might result should be paid to each holder in cash.

(vi)	Under no circumstances shall the value of the shares for the purposes of the ratio for the conversion of the debentures into shares be lower than the nominal value thereof. Pursuant to the provisions of section 415.2 of the Spanish Companies Act, convertible debentures may not be converted into shares where the nominal value of the former is lower than that of the latter. Convertible debentures shall likewise not be issued for an amount lower than their nominal value.

Upon approval of an issuance of convertible securities pursuant to the authorization granted by the shareholders at the general shareholders’ meeting, the board of directors shall prepare a directors’ report further developing and specifying the bases for and terms and conditions of the conversion that are specifically applicable to such issuance, based on the above-described standards. This report shall be supplemented, when the Bank deems it appropriate or when required by applicable law, by the report of an independent expert (other than the Bank’s external auditor) referred to in sections 414, 417, 510 and 511 of the Spanish Companies Act. Said reports shall be made available to the shareholders and shall be communicated to them at the first general shareholders’ meeting held after the adoption of the issuance resolution and shall be included on the Bank’s corporate website.

•	Issue of CoCos and maximum limit

For the purposes of the limit available for the total or partial exclusion of pre-emptive rights (10% of the Bank's current share capital), issues shall not be computed if they are perpetual or have no conversion and/or repayment period and under which conversion is contingent and contemplated to meet regulatory requirements for the computability of the securities issued as equity instruments pursuant to the solvency regulations applicable at any time (“CoCos”) in which pre-emptive rights are excluded and which may be approved pursuant to this authorization. Pursuant to Additional Provision Fifteen of the Spanish Companies Act, the general limit of 50% of the Bank’s share capital shall apply to increases in capital carried out to cover the conversion of such issues if pre-emptive rights are excluded.

•	Convertible warrants

The above rules, including in particular those relating to powers to increase share capital, exclude pre-emptive rights and determine the conversion bases and terms and conditions, shall apply, mutatis mutandis, in the event that warrants or other similar securities are issued that might entitle the holders thereof, directly or indirectly, to subscribe for newly-issued shares of the Bank; the authorization includes the broadest powers, with the same scope as established therein, to decide on all matters it deems appropriate in connection with those kinds of securities.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

•	Authorization to delegate

The board of directors is authorized to delegate in turn (with the power of substitution when so appropriate) to the executive committee or to any director with delegated powers those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

6C

1.	Share capital increase by means of non-cash contributions

a.	Share capital increase by means of non-cash contributions

It is resolved to increase the share capital of Banco Santander, S.A. (“Banco Santander”, the “Bank” or the “Company”) by a nominal amount of EUR 167,404,608, through the issuance and placing into circulation of 334,809,216 common shares with a nominal value of EUR 0.5 each, of the same class and series as those currently outstanding and represented in book-entry form (the “Increase”). The Increase may be implemented on one or several occasions, as determined by the board of directors or, by delegation, its delegated bodies or any director. The shares will be issued at their nominal value of EUR 0.5 plus a share premium to be determined, pursuant to the provisions of section 297.1.a) of the Spanish Companies Act, by the board of directors, which may in turn delegate (with substitution powers where appropriate) these powers to its delegated bodies or other directors (without prejudice to any existing powers of attorney or to those that may be granted), no later than the date of execution of the Increase, through the procedure set out below. In accordance with the provisions of section 3 below, the amount of the share premium may not exceed EUR 10.29 per share. Thus, the issue price set may not exceed 10.79 per share.

b.	Contributions that will serve as consideration for the Increase

The new shares issued in execution of the Increase will be paid up in full through non-cash contributions consisting of common shares issued by Webster Financial Corporation, the holding company owning 100% of Webster Bank, N.A. (as transformed as a result of the process of reincorporation of Webster Financial Corporation to the State of Virginia prior to the execution of the increase as described in the director’s report relating to this resolution) (“Webster”) representing its common stock. Banco Santander shall receive one Webster common share for every 2.0548 newly-issued Banco Santander shares (or, in whole numbers, 2,500 Webster shares for every 5,137 newly-issued Banco Santander shares) and shall pay, in addition, the corresponding cash amounts. The delivery of Webster shares to Banco Santander and the issuance of the new Banco Santander shares under the Increase will occur within the framework of the statutory share exchange described in the report of the board relating to this resolution. The maximum number of Webster common shares to be received is 162,940,051 (the “Maximum Number of Shares to be Contributed”), although it is possible that not all of them are received, as explained in the referred report.

c.	Treatment of fractional shares and other rights

The holders of Webster common shares (the “Webster Common Shareholders”) who hold a number of Webster common shares which, applying the Exchange Ratio referred to in the report of the board relating to this resolution, results in a non-integer number of Banco Santander shares (or American Depositary Shares -ADSs- representing Banco Santander shares) and who, therefore, would be entitled to a fraction of a Banco Santander share (or ADS), will not receive the corresponding fractions. The fractions of such shares or ADSs will be aggregated and sold on the market after the date or dates on which the capital increase is executed, and the net proceeds from this sale will be distributed pro rata among the Webster Common Shareholders according to their respective fractions. The amount that the Webster Common Shareholders will receive as a result of the sale of such fractions cannot be guaranteed.

Likewise, the total number of Banco Santander shares to be issued pursuant to the Increase may be rounded down to the nearest whole number to the product of the total number of Webster common shares contributed to Banco Santander in the Increase multiplied by the exchange ratio, and the exchange corresponding to the decimals thus rounded will be met using one or two shares that the Bank holds in treasury.

In addition, the newly issued Banco Santander shares that would correspond to Webster Common Shareholders

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

who have validly exercised before the Delaware Court of Chancery, in accordance with Delaware law, their right to have their Webster common shares appraised and satisfied in cash (appraisal right) will also be sold in the market. The foregoing will not apply in the event that such rights are satisfied in another manner and the issuance of new Banco Santander shares with respect to their holders does not apply.

2.	Incomplete subscription

In the event that the number of Webster common shares actually contributed as consideration for the Increase is less than the Maximum Number of Shares to be Contributed, the 334,809,216 shares will not be fully subscribed and paid up, and the Bank’s capital will be increased only to the corresponding extent.

For this reason, and in accordance with the provisions of section 311.1 of the Spanish Companies Act, the possibility of incomplete subscription of the Increase is expressly provided for.

3.	Determination of the issue price and share premium

Pursuant to the provisions of section 297.1.a) of the Spanish Companies Act, the amount of the share premium for the new shares will be established by the board of directors, which may also delegate these powers to its delegated bodies or other directors, no later than the date of execution of the Increase, in accordance with the following:

(i)	the issue price determined shall in no case be less than EUR 0.5 (nominal value of each share of Banco Santander); and

(ii)	the issue price determined shall in no case exceed EUR 10.79 (volume-weighted average price of Banco Santander shares during the three-day period ending February 2, 2026, which has been used as reference to determine the Exchange Ratio). This maximum limit may be adjusted if, due to a dilution event occurring in accordance with the Agreement with Webster, it is necessary to modify the Exchange Ratio in order to maintain economic equivalence.

The issue price (and, therefore, the share premium) of each new share will be determined, in accordance with the above rules and taking into account, among other factors, the share price, pursuant to the provisions of section 297.1.a) of the Spanish Companies Act, by the board of directors, which may also delegate (with substitution powers where appropriate) these powers to its delegated bodies or other directors (without prejudice to any existing powers of attorney or to those that may be granted), no later than the date of execution of the Increase.

The share premium for each new share will be the result of subtracting the nominal value of each new share (EUR 0.50) from the issue price thus set. Therefore, the share premium for each new share will be a maximum of EUR 10.29 per share.

4.	No pre-emptive subscription rights

Pursuant to section 304 of the Spanish Companies Act, because the consideration for the new shares to be issued consists of non-cash contributions, Banco Santander shareholders will not have pre-emptive subscription rights in respect of the shares to be issued in the Increase.

5.	Representation of the new shares

The new shares will be represented by book entries maintained by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its participating entities, without prejudice to the fact that they may, as the case may be, be represented in ADS form.

6.	Rights attaching to the new shares

The new shares will confer on their holders, from the moment the Increase is declared subscribed and paid up by the board of directors or by whomever it delegates, the same rights as the Banco Santander shares in circulation at that time. In particular, the purchasers of the new shares will be entitled to receive the interim dividends and supplementary dividends paid from that moment onwards.

7.	Information made available to shareholders

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The resolution to increase the share capital is adopted after making available to the shareholders the proposed resolution for capital increase and the board of directors' report prepared in accordance with the provisions of the Spanish Companies Act.

8.	Application for admission to official trading

It is resolved to apply for admission to trading of the new shares on the Madrid, Barcelona, Bilbao, and Valencia Stock Exchanges through the Spanish Automated Quotation System (Sistema de Interconexión Bursátil (Mercado Continuo)), as well as to carry out the necessary procedures and actions and submit the required documents to the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are listed at any given time for the admission to trading of the new shares issued as a result of the Increase, expressly stating Banco Santander's submission to the rules that exist or may be enacted in relation to the Stock Exchange and, in particular, to trading, continued listing, and delisting from official trading.

It is expressly stated that, in the event that the delisting of Banco Santander shares is subsequently requested, this will be adopted with the same formalities that apply and, in such a case, the interests of shareholders who oppose the delisting resolution or do not vote on it will be guaranteed, in compliance with the requirements set forth in the Spanish Companies Act and related provisions, all in accordance with the provisions of the Securities Markets and Investment Services Act (Ley de los Mercados de Valores y de los Servicios de Inversión) and its implementing provisions in force at any given time.

9.	Delegation for execution

It is resolved to delegate to the board of directors, in accordance with the provisions of section 297.1.a) of the Spanish Companies Act, the power to set the conditions of the Increase in all matters not provided for in this resolution. In particular, and by way of illustration only, the following powers are delegated:

(a)	To determine, within one year of the approval of the Increase by the general meeting, the date or dates on which the Increase is to take effect, with the power to execute the Increase on one or several occasions, or, if the Transaction is not completed, to render it ineffective, which would be reported at the next meeting.

(b)	To determine, where applicable and in accordance with the provisions of section 3 above, the number of newly issued Banco Santander shares to be delivered through the Increase for each common Webster share contributed to the Bank in the context of the Transaction, applying the Exchange Ratio (adjusted, where applicable, as appropriate in accordance with the Agreement with Webster), and to agree to the sale on the market of the Banco Santander shares (or ADSs representing them, where applicable) corresponding to the Webster Common Shareholders holding of a number of Webster common shares that, applying the Exchange Ratio, results in a non-integer number of Banco Santander shares and those that would correspond to the Webster Common Shareholders who have validly exercised before the Delaware Court of Chancery, in accordance with Delaware law, their right to have their Webster common shares appraised and satisfied in cash (appraisal right), in the event that such rights are not satisfied in another manner, as well as to the delivery of one or two Banco Santander shares that the Company holds in treasury when necessary or convenient for the settlement of the fractions of shares in accordance with the procedure described in this resolution.

(c)	To determine the terms and conditions of the Increase in all matters not provided for by this general meeting, including the determination of the amount of the share premium in accordance with the procedure established for this purpose under section 297.1.a) of the Spanish Companies Act.

(d)	To declare the Increase closed and executed.

(e)	To amend sections 1 and 2 of article 5 of Banco Santander bylaws, relating to share capital, to adapt it to the new share capital figure and number of shares resulting therefrom.

(f)	To carry out any action that may be necessary or appropriate to implement and formalize the Capital Increase before any public or private entities and authorities, Spanish or foreign, including those for purposes of statement, supplementation, or correction of defects or omissions that might prevent or hinder the full effectiveness of the resolution approving the Capital Increase, as well as, if necessary, to comply with the

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

requirements imposed by the regulatory authorities of the countries in which the Transaction is carried out.

(g)	To carry out all necessary procedures so that the shares issued in connection with the Increase are registered in the accounting records of Iberclear and admitted to trading on the domestic and foreign Stock Exchanges on which the Bank shares are listed at any given time, in accordance with the procedures established by each of those Stock Exchanges.

The board of directors is hereby expressly authorized to delegate (with substitution powers where appropriate) to the executive committee and/or any director, pursuant to the provisions of section 249 bis.I) of the Spanish Companies Act, all the delegable powers referred to in this resolution, without prejudice to any existing powers of attorney or to those that may be granted in relation to the content of this resolution.

7 Without prejudice to the delegations of powers contained in the preceding resolutions, it is hereby resolved:

(a)	To authorize the board of directors to interpret, remedy, supplement, implement and further develop the preceding resolutions, including the adjustment thereof to conform to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with the requirements that may legally need to be satisfied for the effectiveness thereof, and, in particular, to delegate to the executive committee or to any director with delegated powers all or any of the powers received from the shareholders at this general shareholders’ meeting by virtue of the preceding resolutions as well as under this resolution 7.

(b)	To authorize Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr Héctor Grisi Checa, Mr Jaime Pérez Renovales and Mr Francisco Javier Illescas Fernández-Bermejo so that any of them, acting severally and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this general meeting. In addition, they are empowered, also on a several basis, to carry out the required filing of the annual accounts and other documentation with the Commercial Registry.”

I LIKEWISE HEREBY CERTIFY that the report approved by the Board of Directors following the proposal by the Board Remuneration Committee on the annual report on directors’ remuneration was submitted to the shareholders for an advisory vote at the General Meeting (Item 5ºD).

And to leave record, I sign this certification with the approval of Mr José Antonio Álvarez Álvarez, Vice Chairman, in Boadilla del Monte on 27 March 2026.

Reviewed

Vice Chairman

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this communication. By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.

Forward-looking Statements

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future share dividends, share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. As forward-looking statements involve significant risks and uncertainties, readers are cautioned not to place undue reliance on such statements.

Webster Financial Corporation’s (“Webster”) and Banco Santander S.A.’s (“Banco Santander”) actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Banco Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Banco Santander’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Banco Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Banco Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Banco Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Banco Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Banco Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Banco Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Banco Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Banco Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Banco Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Banco Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of global conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine and in the Middle East or other hostilities or the outbreak of public health emergencies on the global economy) and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Banco Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Banco Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation;

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made.

Webster and Banco Santander undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law. These and other important factors, including those discussed under “Risk Factors” in Webster’s Annual Report on Form 10-K for the year ended December 31, 2025 (available at: http://www.sec.gov/Archives/edgar/data/wbs-20251231.htm/000080133726000008/0000801337-26-000008-index.html), and Banco Santander’s Annual Report on Form 20-F for the year ended December 31, 2025 (available at: http://www.sec.gov/Archives/edgar/data/san-20251231.htm/000089147826000030/0000891478-26-000030-index.html), as well as Webster’s and Banco Santander’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Webster and Banco Santander disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4, AS WELL AS ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS,  BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, BANCO SANTANDER, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Banco Santander through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Webster and Banco Santander at:

Webster Financial Corporation	Banco Santander, S.A
200 Elm Street	Ciudad Grupo Santander
Stamford, Connecticut 06902 Attention: Investor Relations eharmon@websterbank.com	28660 Boadilla del Monte Spain Attention: Investor Relations investor@gruposantander.com
(212) 309-7646	+34 912899239

PARTICIPANTS IN THE SOLICITATION

Webster, Banco Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Banco Santander is set forth in (i) Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Director Nominees”, “Director Independence”, “Non-Employee Director Compensation and Stock Ownership Guidelines”, “Compensation and Human Resources Committee Interlocks and Insider Participation”, “Executive Compensation”, “2024 Pay Versus Performance” and “Security Ownership of Certain Beneficial Owners and Management”, which was filed with the SEC on April 11, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000015/wbs-20250411.htm, and (ii) Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2025, including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 27, 2026 and is available at http://www.sec.gov/Archives/edgar/data/san-20251231.htm/000089147826000030/0000891478-26-000030-index.html. To the extent holdings of Webster’s securities by its directors or executive officers have changed since the amounts set forth in Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus of Webster and Banco Santander and other relevant materials filed with the SEC, as well as any amendments or supplements to those documents that have been or will be filed with the SEC. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 27, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.